TRUST FOR PROFESSIONAL MANAGERS
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

ROCKEFELLER FUNDS

Trust for Professional Managers (the “Trust”), on behalf of its series, the Rockefeller Climate Solutions Fund and the Rockefeller US Small Cap Core Fund (each a “Fund” and collectively, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds. A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.Class Designation. The Rockefeller Climate Solutions Fund will offer two classes of shares to be known as the Institutional Class shares and the Class A shares (each, a “Class”, and collectively, the “Classes”). The Rockefeller US Small Cap Core Fund will offer three classes of shares to be known as the Class Y shares, the Class A shares and the Class I shares (each, a “Class”, and collectively, the “Classes”).

2.Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Institutional Class Shares:	Institutional Class shares are offered for sale at net asset value (“NAV”) without the imposition of a sales charge or shareholder servicing fee. Institutional Class shares are offered primarily to institutions such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and high net worth individuals. Institutional Class shares may also be offered through certain financial intermediaries that charge their customers transaction or other distribution or service fees with respect to their customers’ investments in the Fund. Pension and profit sharing plans, employee trusts and employee benefit plan alliances and “wrap account” or “managed fund” programs established with broker-dealers or financial intermediaries that maintain an omnibus or pooled account for the Fund and do not require the Fund to pay a fee may purchase Institutional Class shares, subject to investment minimums.

Class A Shares:	Class A shares are offered for sale at NAV, plus a sales charge, unless qualifying for a reduction or waiver (sometimes called a “front-end sales charge” or “load”), which varies depending upon the size of the purchase. Class A shares are also subject to a Rule 12b-1 fee of 0.25% of the average daily net assets of a Fund attributable to Class A shares, computed on an annual basis.

Class Y Shares:	Class Y shares are offered for sale at NAV, subject to a 0.15% shareholder servicing fee. Class Y shares are available only to institutional and individual investors willing to make a significant initial investment.

Class I Shares:
Class I shares are offered for sale at NAV without the imposition of a sales charge. Class I shares are offered primarily to institutions such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and high net worth individuals. Class I shares may also be offered through certain financial intermediaries that charge their customers transaction or other distribution or service fees with respect to their customers’ investments in the Fund. Pension and profit sharing plans, employee trusts and employee benefit plan alliances and “wrap account” or “managed fund” programs established with broker-dealers or financial intermediaries that maintain an omnibus or pooled account for the Fund and do not require the Fund to pay a fee may purchase Class I shares, subject to investment minimums. Class I shares may also be available to the Adviser’s employees at reduced minimums.

3.Expense Allocations. The following expenses for the Funds will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the 12b-1 Plan and the Shareholder Servicing Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Funds not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Funds. Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.Conversions. There are no automatic conversion features associated with the Institutional Class shares, Class A shares, Class Y shares or Class I shares.

5.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interests of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the 1940 Act). This Plan is qualified by, and subject to, the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted by the Trust on April 15, 2021
Amended and Restated on: June 22, 2023

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